

February 3, 2010

<u>Via U.S. Mail</u>

Lori Barland
President
Amhearst Glen, Inc.
3481 Golden Creek Circle
Riverton, Utah 84065

> **Re: Amhearst Glen, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 7, 2010**
> **File Number 333-164243**

Dear Ms. Barland:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that you have checked the box on the registration cover page indicating that you will be registering the securities pursuant to Rule 415. Please tell us which subparagraph of Rule 415 you will be relying on. In this regard, we note that you are registering the resale of all of your outstanding

common stock, and that the selling shareholder is your sole shareholder, officer and director. As such, the transaction appears to be a primary offering on behalf of the registrant, and Rule 415(a)(1)(i) would not be available.

2. The exact name of the registrant as specified in the Articles of Incorporation and Bylaws attached as Exhibits 3a and 3b and, for example, as used on the registration statement cover page and in the legality opinion, is "Amhearst Glen, Inc." However, we note the use of "Amhearst Glen I, Inc." throughout the registration statement, including the disclosure on page 6 that Amhearst Glen I, Inc. was incorporated on September 29, 2009.   Please clarify.

3. Although Ms. Lori Barland is listed as the sole officer/director/selling shareholder, there are several references to Ms. Barland as "him/his/he/their" throughout the registration statement. You may wish to revise your disclosure for clarity.

Prospectus Cover Page

4. In the second paragraph, you state that "no funds shall be released to Amhearst Glen I, Inc. until such a time as the minimum proceeds are raised." This appears inconsistent with the fifth paragraph, which states that the deposited funds may not be released until an acquisition meeting certain specified criteria has been consummated and a sufficient number of investors reconfirm their investment in accordance with the procedures set forth in Rule 419, or at the latest 18 months. Please clarify, for example, that once the minimum proceeds are raised and you are allowed to release funds in accordance with Rules 10b-9 and 15c2-4 of the Exchange Act, you nonetheless will be required to keep the funds in an escrow account pursuant to Rule 419 of the Securities Act.

Item 3 – Summary Information and Risk Factors, page 6

The Offering, page 7

5. Please disclose here, as you have done on page 15, that Ms. Barland must sell all of the shares of the new issue offering prior to sale of any shares held by her.

6. Your disclosure in the first paragraph, consistent with the Subscription Agreement filed as Exhibit 99b, states that "[t]he proceeds from the sale of

the shares in this offering will be payable to "Harold Gewerter, Esq. Ltd. Client Trust Account". Elsewhere you state that the proceeds from the sale of the shares in this offering will be payable to "Harold Gewerter, Esq. - Trust Account fbo Amhearst Glen I, Inc.". Please clarify.

7.   You state, as reflected in the subscription agreement, that all subscription agreements and checks are "irrevocable." Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares. We may have further comment.

8.   You state that "The proceeds from any sale by the selling shareholder will also be held in escrow but will not count towards computation of the minimum offering." It appears that, while Ms. Barland has executed the escrow agreement on behalf of the company, she has not executed it on behalf of herself as the selling shareholder. Advise us how the selling shareholder could be subject to the escrow provisions, including terms necessary under Rule 419(b), without being a party to the escrow agreement.

9.   You state that "the securities to be issued to investors must be deposited in an escrow account" (emphasis added). Please clarify whether the shares being offered by the selling shareholder also will be deposited into the escrow account.

10.   You state that "The offering may terminate on the earlier of:…" Please clarify whether this statement refers to the new issue offering only, or to both the new issue offering and the selling shareholder offering. For example, clarify if the selling shareholder offering also will end after 180 days, or any extension thereto.

11.   You state that, "The acquisition(s) will be consummated only if investors having contributed 80% of the maximum offering proceeds elect to reconfirm their investments." Please clarify what the "maximum offering proceeds" means in the context of your filing. For example, clarify if this has the same meaning as the "maximum" of $100,000 for the 1,000,000 new issue shares being offered. Please also clarify if "maximum offering proceeds" also includes proceeds for the selling shareholder offering.

12.   You state that "If a consummated acquisition(s) has not occurred within 18 months from the date of this prospectus, the Deposited Funds held in the escrow account shall be returned to all investors on a pro rata basis"

(emphasis added). Please revise here and in all other places in the document to state that if a consummated acquisition has not occurred within 18 months after the effective <u>date of the initial registration statement</u>, the Deposited Funds shall be returned.

13.   Please also disclose that the post-effective amendment will disclose the results of the initial offering. See Rule 419(e)(1)(ii).

<u>Risk Factors, page 9</u>

14.   Each risk factor subcaption should adequately describe the risk presented. We note that several of your subcaptions are general in nature (e.g., "Sole Officer and Director", "Shares Eligible for Future Sale", etc.) and do not adequately describe the risk presented.

<u>Item 4 – Use of Proceeds, page 14</u>

15.   We note that you intend to use 90% of the offering proceeds for working capital. Please tell us how this is consistent with Rule 419(b)(2), which requires that the offering proceeds be deposited into an escrow account until the acquisition of business(es) as set forth in Rule 419.

<u>Plan of Distribution, page 15</u>

16.   You state that "The escrow agent will continue to receive funds and perform additional disbursements until either the Maximum Offering is achieved or a period of 180 days from the effective date of this offering…" Please explain what you mean by "additional disbursements," especially given that the investment proceeds and securities must be deposited into the escrow account.

17.   You state that "…until either the Maximum Offering is achieved or a period of 180 days from the effective date of this offering expires (or an additional 180 days if so extended by the Company), whichever event first occurs. Thereafter, this escrow agreement shall terminate." Please clarify the last sentence. See comment 4 above.

Item 9 – Description of Securities to be Registered, page 17

Common Stock, Page 17

18.   Your disclosure here states that "Amhearst Glen I, Inc. is authorized to issue
        75,000,000 shares of common stock, $0.0001 par value." This is inconsistent
        with your Articles of Incorporation which state that the par value is $0.001
        per share. Please revise.

Signatures, page II-4

19.   We note that your signature page does not include references to your
        principal financial officer. In your next amendment, please indicate the
        person signing in this capacity. Refer to Instruction 1 to the Signatures
        requirement of Form S-1.

Exhibit 5a

20.   Please have counsel revise the legality opinion to state that the legality
        opinion opines on Nevada law including the statutory provisions, all
        applicable provisions of the Nevada Constitution, and reported judicial
        decisions interpreting these laws.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys
your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of
the disclosure in the filing to be certain that the filing includes all information
required under the Securities Act of 1933 and that they have provided all
information investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures
they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Newberry at (202) 551-3761 or Chris White, Accounting Branch Chief at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: <u>Via Facsimile</u>
        Harold Gewerter, Esq.
        (702) 382-1759